February 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D. C.  20549

Attention:	Terence O’Brien, Branch Chief
Al Pavot, Staff Accountant

Regarding:	EASTMAN KODAK COMPANY
Form 10-K filed March 16, 2021
Form 10-Q filed August 10, 2021
File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter addressed to Roger Byrd, General Counsel of Eastman Kodak Company dated February 8, 2022.

If you have any questions, please do not hesitate to call me at (585) 726-3576 or David E. Bullwinkle, Chief Financial Officer, at (585) 726-3471.

Sincerely,

Eastman Kodak Company

/s/ Richard T. Michaels

Richard T. Michaels

Chief Accounting Officer and

Corporate Controller

In connection with its response to the staff’s comments, Eastman Kodak Company (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Correspondence filed December 28, 2021

Form 10-K filed March 16, 2021

Note 20 Retirement Plans, page 83

1.

It remains unclear whether your proposed disclosure fully informs investors about the extent to which your plan assets include risk concentrations from derivative instruments. In this regard, the insignificant derivative instrument amounts included in your table of plan assets does not appear to be balanced with a substantive disclosure regarding the magnitude of derivative instruments held by the hedge funds. The level of derivative instruments held by the funds would appear material based on your disclosure that an aggregate 33% of plan assets represents securities exposure obtained via derivatives. An expanded disclosure appears necessary to an understanding of the degree to which derivative instruments impact the level of risk you discuss on page 87. In addition, your discussion of pension assumptions on page 31 should indicate whether derivative gains and losses have materially impacted the reported Gain on Plan Assets balances shown on page 84.

Response:

As previously stated in our response letter dated December 28, 2021, the disclosure that 33% of plan assets represents securities exposure obtained via derivatives was to describe how the total net asset value of hedge funds was allocated to the equity securities and government bonds asset classes in the table of plan assets for 2020.  It was not intended to imply that 33% of our U.S. plan assets are derivative investments held by hedge funds.

Direct Investments:

The risk exposure from derivative instruments is derived primarily from the U.S. Plan’s direct investments in exchange traded futures contracts.  As of December 31, 2020, the notional amount of these derivative instruments was approximately $1.6 billion.  Daily variation margin payments are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses in the Gain on Plan Assets balance.  As these futures contracts have short-term maturities, the fair value of these derivative instruments at December 31, 2020 (-$4 million) represents the unrealized gains and losses on these contracts and are included in the derivative line items in the table of plan assets.

Gains or losses from direct investments in derivative instruments by the U.S. Plan can be volatile from year to year and could materially affect the fair value of plan assets.  The total net realized gains from these derivative investments that were included in the U.S. Gain on Plan Assets balance for 2020 and 2019 was approximately $159 million and $131 million, respectively.

Indirect Investments:

The U.S. Plan invests in a diversified portfolio of hedge funds that utilize a variety of investment strategies which was described in our response letter dated December 28, 2021.  The total net asset value of these hedge funds was approximately $1.5 billion as of December 31, 2020.  Separate from the U.S. Plan’s direct investments in exchange traded futures contracts, hedge funds may utilize derivative instruments to execute their investment strategy.  Any gains or losses, as well as changes in the fair value of derivative investments held by the hedge fund are included in the hedge fund’s net asset value.  While the U.S. Plan has historically generated positive returns from its portfolio of hedge funds, losses could occur in the future from hedge fund investments which may result in part from the use of derivative investments by the hedge funds.  However, the maximum potential loss on any individual fund would be limited to the U.S. Plan’s investment in that fund.

In future filings we will revise our disclosure to more clearly convey the risk exposure from our direct exchange traded futures contracts, including the notional amount and whether derivative gains and losses have materially impacted the reported Gain on Plan Assets balance.  In addition, we will also include disclosure that our hedge funds may utilize derivative instruments to execute their investment strategy and a statement on the maximum potential loss.

2.

Regarding your response to prior comment 9, please provide a more substantive explanation of the specific facts and circumstances that apparently prevented your Plan Trustee (Mellon) from certifying the existence and valuation of approximately 20% of reported Plan Assets in both 2019 and 2020. It is not clear how "lagged pricing" fully explains the issue given that the audit report on the Plan's December 31, 2020, financial statements was not issued until October 14, 2021. Presumably year-end statements for these assets would have been available to Mellon by October.  In order for us to understand this issue, please tell us whether Mellon certified these Plan Assets subsequent to the filing of your 10-K in the same manner and form in which they certified the other 80% of Plan Assets. Tell us also how management could reasonably substantiate the existence and valuation of these assets as reported in your 10-K if Mellon was apparently unable to accomplish that task.

Response:

Mellon certifies the existence and valuation of all U.S. Plan Assets for the Form 5500 filing.  The certification covers December 31st asset values for 80% of the U.S. Plan assets and September 30th asset values for the remaining 20% of the U.S. Plan assets which relates to investments with lagged pricing.  The term “lagged pricing” refers to a situation where the December 31st net asset value for a particular investment is not available at the time of the Company’s Form 10-K filing or at the time Mellon issues the Form 5500 certification as the final December 31st valuation is based on audited financial statements which takes several months to complete.  Therefore, Mellon utilizes the September 30th asset values for these investments in their plan asset information which is standard for any company that has investments with lagged pricing.

The Plan Trustee typically issues the Form 5500 certification within 90 – 120 days after year-end.  The Plan Trustee does not update the certification or reissue the certification to reflect updated asset values for investments with lagged pricing for audited financial statements received subsequent to the initial certification.  As a result, the auditors of the Kodak Retirement Income Plan perform their own auditing procedures for investments with lagged pricing when year-end audited statements are available and do not use the September 30th net asset values reported in the Trustee’s certification for these investments.

The Company receives from Mellon updated Plan Asset information prior to the filing of the Form 10-K which confirms the existence of all U.S. Plan assets as of December 31st and provides the most updated asset values for all of the U.S. Plan assets.  Consistent with the Mellon certification for the Form 5500, this includes September 30th asset values for investments with lagged pricing.  The Company updates Plan asset values with the best available information known at the time of the 10-K filing.  Specifically for investments with lagged pricing, management substantiates the valuation of such assets by performing an expected return analysis and considers other relevant material events that may materially impact the valuation of such investments in the Company’s financial statements.  Further, management verifies the existence and valuation of all investments with lagged pricing by obtaining audited financial statements prior to the filing of the Form 5500.